UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 000-51138

GRAVITY Co., Ltd.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD.

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room # 2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea at 10:00 a.m. on March 29, 2019.

The AGM was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:

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Agendum 1: the shareholders approved the Company’s separate and consolidated financial statements as of and for the years ended December 31, 2018 and 2017 prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, or Korean IFRS, and audited in accordance with Korean Standards on Auditing.

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Agendum 2: the shareholders approved the appointment of seven directors, Messrs. Hyun Chul Park, Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai (who are inside directors) and Messrs. Doo Hyun Ryu, Jung Yoo, and Yong Seon Kwon (who are independent directors)

•	Agendum 3: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2019.

Furthermore, the Company’s 2018 Annual Business Report was presented to the shareholders at the AGM.

The Company expects to file the Company’s separate and consolidated financial statements, including the notes thereto, which are prepared in the Korean language prepared in accordance with Korean IFRS and audited in accordance with Korean Standards on Auditing as of and for the years ended December 31, 2018 and December 31, 2017 (“2018/2017 Korean IFRS separate and consolidated financial statements”) with the Financial Supervisory Service of Korea no later than April 12, 2019. The condensed English translation version of the 2018/2017 Korean IFRS separate and consolidated financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

Exhibit Index

Exhibit No.	Description
99. 1	Gravity Reports Separate Financial Results for 2018

99. 2	Gravity Reports Consolidated Financial Results for 2018

99. 3	2018 Annual Business Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 29, 2019